FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Agreement for the sale of Telefonica Costa Rica	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Today, Telefónica has reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. (hereinafter, "Telefónica Costa Rica").
The enterprise value of Telefónica Costa Rica is 500 million U.S. dollars (approximately 425 million euros at the current exchange rate), an implicit multiple of approximately 7.4 times the 2019 OIBDA of that company. The capital gain before taxes is estimated to amount to approximately 210 million euros and the net debt of the Telefónica Group will be reduced by approximately 425 million euros.
The closing of this transaction is subject to certain closing conditions, including relevant regulatory approvals.
On the other hand, regarding to the legal action initiated last May 2020, against Millicom International Cellular, S.A. and Millicom Spain, S.L. (hereinafter, “Millicom”), before the Courts of the State of New York (USA), to demand compliance from Millicom with the terms of the agreement reached on February 20, 2019 between Telefónica and Millicom for the sale of Telefónica Costa Rica, Telefónica informs that such legal action will continue demanding the compensation of all damages that Millicom’s unjustified breach has caused the Telefónica Group.

Madrid, July 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors